UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 3 to
SCHEDULE 13E-3
(Rule 13e-100)

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

Pulse Electronics Corporation
Name of Subject Company (issuer)

Pulse Electronics Corporation
OCM PE Holdings, L.P.
OCM PE Merger Sub, Inc.
(Names of Filing Persons)

Common Stock, Par Value $0.125 Per Share
(Title of Class of Securities)

74586W 205
(CUSIP Number of Class of Securities)

Kenneth M. Schneider, Esq. Paul, Weiss, Rifkind, Wharton & Garrison, LLP 1285 Avenue of the Americas New York, New York 10019-6064 Phone: 212-373-3000 Fax: 212-757-3990	Victor H. Boyajian, Esq. Ira L. Kotel, Esq. Dentons US LLP 1221 Avenue of the Americas New York, New York 10020-1089 Phone: 212-768-5349 Fax: 212-768-6800	Craig M. Garner, Esq. Latham & Watkins LLP 12670 High Bluff Drive San Diego, California 92130 Phone: 858-523-5400 Fax: 858-523-5450

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$26,040,676.50	$3,025.93
*	Estimated for purposes of calculating the filing fee only. This amount includes (a) the acquisition of 11,333,333 shares of common stock, par value $0.125 per share (“Common Stock”), directly from Pulse Electronics Corporation in an investment transaction at $1.50 per share, (b) the acquisition of all outstanding shares of Common Stock (other than the shares already owned by OCM PE Holdings, L.P. (“Parent”) and its affiliates) in a subsequent merger transaction (the “Merger”) at $1.50 per share, (c) the payment to all holders of restricted stock units, which will become fully vested and cancelled as of the effective time of the Merger, of $1.50 for each restricted stock unit and (d) the payment to all holders of Common Stock received in exchange for warrants exercised in accordance with their terms of $1.50 per share. As of February 28, 2015, there were 5,473,212 shares of Common Stock issued and outstanding that were not beneficially owned by Parent, 524,160 outstanding and unvested restricted stock units, and outstanding warrants to purchase 29,746 shares of Common Stock not beneficially owned by Parent and its affiliates. Because all outstanding options have an exercise price greater than $1.50, they will be cancelled in connection with the Merger for no consideration and are not included in the calculation.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001162 of the transaction valuation.
☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid: $3,025.93	Filing Party: As set forth above
Form or Registration No.: Schedule 13E-3 (000-16420)	Date Filed: March 6, 2015

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

EXPLANATORY NOTE

This Amendment No. 3 is being filed as the final amendment (the “Final Amendment”) to the Transaction Statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2015 by Pulse Electronics Corporation, a Pennsylvania corporation (“Pulse” or the “Company”), OCM PE Holdings, L.P., a Delaware limited partnership (“Parent”), and OCM PE Merger Sub, Inc. a Pennsylvania corporation and wholly-owned subsidiary of Parent (“Merger Sub”), as amended by Amendment No. 1 filed with the SEC on April 3, 2015 and Amendment No. 2 filed with the SEC on April 6, 2015 (the “Statement”). This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Statement. The information in the Statement is incorporated in this Final Amendment by reference to all of the applicable items of the Statement, except that such information is hereby amended and supplemented to the extent specifically provided in this Final Amendment. Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Statement.

This Final Amendment and the Statement relate to a going private transaction (the “Transaction”) effected in accordance with the provisions of an Investment Agreement and Agreement and Plan of Merger, dated February 28, 2015, by and among Pulse, Parent and Merger Sub (the “Merger Agreement”), which provides for the following transactions: (a) the extension of a loan (the “Loan”) by Parent to Pulse in the amount of $8.5 million in exchange for the issuance by Pulse of a Promissory Note; (b) the contribution by Parent of $17.0 million in cash less the principal amount of the Loan to Pulse, and the conversion of the Loan, in exchange for 11,355,370 shares of common stock, par value $0.125 per share of Pulse (the “Common Stock”), determined by dividing the aggregate investment amount of $17.0 million (together with accrued interest, dividends or other amounts accrued thereon) by $1.50, with the result that Parent and affiliates of investment funds managed by Oaktree Capital Management, L.P. own in excess of 80% of the outstanding shares of Common Stock (collectively, the “Investment”); and (c) following the consummation of the Investment, the short-form merger of Merger Sub with and into Pulse (the “Merger”) with Pulse continuing as the surviving corporation in accordance with Section 1924(b)(1)(ii) and Section 1924(b)(3) of the Pennsylvania Business Corporation Law of 1988, as amended (“PBCL”).

As previously reported, the Loan was consummated on March 30, 2015. The Investment closed on April 13, 2015 and, following the closing of the Investment, the Merger became effective on April 13, 2015. Pulse is the surviving corporation in the Merger, and, as a result of the Merger, the separate existence of Merger Sub ceased and Pulse is now a wholly-owned subsidiary of Parent.

Pursuant to the terms of the Merger and the Merger Agreement, each share of Common Stock that was issued and outstanding immediately prior to the effective time of the Merger (other than shares held by Parent, Merger Sub or their affiliates now represents only the right to receive cash in the amount of $1.50 per share, without interest, or, for shares as to which the holder has properly asserted statutory dissenters rights under the PBCL, only the rights as are granted by Subchapter D of Chapter 15 of the PBCL.

Item 16.   Exhibits.

(a)(1)	Notice of Dissenters Rights
(a)(2)	Form of Letter of Transmittal
(a)(3)	Demand for Payment
(b)	Not applicable.
(c)(1)*	Opinion of Houlihan Lokey Capital, Inc. dated as of February 27, 2015 (attached as Annex B to the Statement and incorporated herein by reference).
(c)(2)*	Preliminary materials provided by Houlihan Lokey Capital, Inc. to the Special Committee on January 21, 2015.
(c)(3)*	Materials provided by Houlihan Lokey Capital, Inc. to the Special Committee and the Board on February 27, 2015.
(d)(1)*	Investment Agreement and Agreement and Plan of Merger, dated as of February 28, 2015, by and among Pulse Electronics Corporation, OCM PE Holdings, L.P. and OCM PE Merger Sub, Inc. (attached as Annex A to the Statement and incorporated herein by reference).
(d)(2)*	Promissory Note, dated March 30, 2015, issued by Pulse Electronics Corporation to OCM PE Holdings, L.P.
(f)*	Subchapter D of Chapter 15 of the Pennsylvania Business Corporation Law (attached as Annex C to the Statement and incorporated herein by reference).
(g)	Not Applicable.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 15, 2015

PULSE ELECTRONICS CORPORATION

By:	/s/ Michael C. Bond
Name:	Michael C. Bond
Title:	Senior Vice President and Chief Financial Officer
OCM PE HOLDINGS, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Kenneth Liang
Name:	Kenneth Liang
Title:	Authorized Signatory

By:	/s/ Kaj Vazales
Name:	Kaj Vazales
Title:	Authorized Signatory
OCM PE MERGER SUB, INC.

By:	/s/ Kenneth Liang
Name:	Kenneth Liang
Title:	Director

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